Stoecklein Law Group, LLP

Practice Limited to Federal Securities

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October 31, 2014

Mark P. Shuman
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:          Nuvola, Inc.
Registration Statement on Form 10
Filed September 18, 2014
File No. 000-55212

Dear Mr. Shuman,

This correspondence is in response to your letter dated October 9, 2014 in reference to our filing of the Registration Statement on Form 10 filed on September 18, 2014 on behalf of Nuvola, Inc. (the “Company”), your file number 000-55212.

We have keyed our responses to your comment items in their original numeric order. In addition to the revisions made to the Form 10 pursuant to your comments we revised the Form 10 to make it clear that the spin-off will be effective and the shares will be distributed to the shareholders upon effectiveness of the Form S-1 filed by Nuvola.

General

1. We note your discussion of the reasons for the spin-off on page 10. In your response letter, please provide us with a detailed legal analysis of why you believe that there is a valid business purpose for the spin-off in light of the guidance in Staff Legal Bulletin No. 4 that “the creation of a public market in the shares of a company that has minimal operations or assets” is not a valid business purpose. Based on the minimal operations and assets of Nuvola it appears that registration of the distribution may be required.

Response:  The Company filed a S-1 Registration, registering the spin-off shares, with the SEC on October 30, 2014.

2. In light of your nominal assets and your statement on page 1 that your operations have been limited to start-up and developmental activities, please provide us with your analysis of whether you are a shell company as that term is defined in Exchange Act Rule 12b-2. If you are a shell company, please add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact on your ability to attract additional capital.

Nuvola, Inc.
October 31, 2014

Response: The Company has revised their disclosure to disclose that they are a shell company and add a risk factor that highlights the consequences of shell company status as follows:

The following risk factor was added:

Shareholders who hold unregistered shares of our common stock are subject to resale restrictions pursuant to Rule 144, due to our status as a “Shell Company.”

Pursuant to Rule 144 of the Securities Act of 1933, as amended (“Rule 144”), a “shell company” is defined as a company that has no or nominal operations; and, either no or nominal assets; assets consisting solely of cash and cash equivalents; or assets consisting of any amount of cash and cash equivalents and nominal other assets. As such, because we have nominal assets, we are considered a “shell company.” The Company’s shell company status results in the following consequences: (i) the Company is ineligible to file a registration of securities using Form S-8; and (ii) pursuant to Rule 144, sales of our securities pursuant to Rule 144 are not able to be made until we have ceased to be a “shell company” and we are subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and have filed all of our required periodic reports for at least the previous one year period prior to any sale pursuant to Rule 144; and a period of at least twelve months has elapsed from the date “Form 10 information” (i.e., information similar to that which would be found in a Form 10 Registration Statement filing with the SEC) has been filed with the Commission reflecting the Company’s status as a non-“shell company.” Because none of our non-registered securities can be sold pursuant to Rule 144, until one year after filing Form 10 like information with the SEC, any non-registered securities we sell in the future or issue to consultants or employees, in consideration for services rendered or for any other purpose will have no liquidity until and unless such securities are registered with the Commission and/or until 12 months after we cease to be a “shell company” and have complied with the other requirements of Rule 144, as described above. As a result, it may be harder for us to fund our operations and pay our consultants with our securities instead of cash. Furthermore, it will be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the Commission, which could cause us to expend additional resources in the future. Our status as a “shell company” could prevent us from raising additional funds, engaging consultants, and using our securities to pay for any acquisitions (although none are currently planned), which could cause the value of our securities, if any, to decline in value or become worthless.

The following was also added:

SHELL COMPANY STATUS

Rule 405 of the Securities Act defines the term “shell company” as a registrant, other than an asset-backed issuer, that has:

(1)	No or nominal operations; and

(2)  Either:
(i)	No or nominal assets;
(ii)	Assets consisting solely of cash and cash equivalents; or
(iii)	Assets consisting of any amount of cash and cash equivalents and nominal other assets.

Nuvola, Inc.
October 31, 2014

For purposes of this definition, the determination of a registrant’s assets (including cash and cash equivalents) is based solely on the amount of assets that would be reflected on the registrant’s balance sheet prepared in accordance with generally accepted accounting principles on the date of that determination. The Company has no or nominal operations and has assets consisting solely of cash and cash equivalents and is, therefore, a shell company as defined under Rule 405.

The Company’s shell company status results in the following consequences:

•	The Company is ineligible to file a registration of securities using Form S-8; and

•
Rule 144 is unavailable for transfers of our securities until we have ceased to be a shell company, are subject to the reporting requirements of the Exchange Act; we have filed Exchange Reports for 12 months and a minimum of one year has elapsed since the filing of Form 10 information on Form 8-K changing our status from a shell company to a non-shell company.

3. It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

Response:  The Company revised their disclosure to disclose that they qualify as an “emerging growth company.” The following risk factors were added.

We are an “emerging growth company” under the JOBS Act of 2012, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.  As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Nuvola, Inc.
October 31, 2014

We will remain an “emerging growth company” for up to five years, although we will lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common stock that is held by non-affiliates exceeds $700 million.”

Even if we no longer qualify as an “emerging growth company”, we may still be subject to reduced reporting requirements so long as we are considered a “Smaller Reporting Company.”

Many of the exemptions available for emerging growth companies are also available to smaller reporting companies like us that have less than $75 million of worldwide common equity held by non-affiliates.  So, although we may no longer qualify as an emerging growth company, we may still be subject to reduced reporting requirements.

Item 1. Business, page 4

4. It appears that your operations have been limited to date, that you have no existing product, are not currently marketing any services, and have not yet provided any products or services to independent customers. Nevertheless, throughout your filing you emphasize your activities as a provider of business-to-business cloud integration services, and you refer to services and solutions that do not appear to be developed or currently offered. Please revise throughout to accurately describe the current status of your business operations, carefully distinguishing actual accomplishments from your plans. To the extent the products and services you hope to provide are not yet developed, describe the status of your developmental efforts as well as the potential difficulties that may preclude you from completing the development of proposed offerings. As it appears you do not have any independent customers, the references to them that appear frequently in your filing should be revised to provide appropriate factual context. Ensure that you consistently and precisely describe your intended business. Also, clarify what you plan to offer on the website under development that you describe as a primary asset and key to revenue generation.

Response:  The Company has revised their business section as follows:

ITEM 1.                      BUSINESS

Business Development Summary

Nuvola, Inc. is a development stage company incorporated in the State of Nevada on November 21, 2013. We are currently a wholly-owned subsidiary of Bollente Companies, Inc. (“Bollente”). Bollente’s product is a high quality, whole-house, electric water heater. Bollente conducts its operations through a staff of three part-time employees and has had limited operations to date. They have recently began generating revenues in the first quarter ended March 31, 2014 of $18,026. In the second quarter ended June 30, 2014, they generated $57,481 in revenue. We were formed to serve as the next-generation home automation and intelligence division of the Bollente portfolio companies to provide technical integration, innovation and ongoing revenue streams after the sale of the individual product.  As a B2B technology solutions service, we will provide a cloud-based technology, diagnostics, lead generation and fulfillment to installers and service providers of smart home products and appliances.

Nuvola, Inc.
October 31, 2014

During our initial months of formation we concentrated our energies on analyzing the viability of our business plan, and establishing our business model.  We also worked with a graphic designer to design a logo.  Additionally, we are in the process of developing our website, which upon completion will detail our services and provide contact information (our preliminary webpage has been posted).  Our operations have been limited to start up and developmental activities.

We are attempting to build Nuvola into the premier provider of cloud-based technology, diagnostics, lead generation and fulfillment to installers and service providers of smart home products and appliances. In order to generate revenues during the next twelve months, we must:

1. Maintain our website – We believe that the internet is a great marketing tool not only for providing information on our company, but also for providing current information on our cloud integration services and solutions as well as industry related information. We have developed our preliminary website, which is not yet fully operational, and are in the process of developing a more advanced site where we can provide more detailed sections regarding our cloud integration services. We have begun designing a more advanced website, and intend to launch it during the second quarter of 2015. We estimate that the total cost required to complete the development of a more advanced website is $5,000.

2. Develop and implement a marketing plan – Our planned revenue streams will require an extensive list of contacts to allow for the marketing of our cloud integration services and solutions that will help installers and service providers of smart home products and appliances manage information flow throughout their supply chain with their customers and business partners. Awareness of the revenue potential Nuvola will be able to deliver through its website, will be delivered through the implementation of a number of marketing initiatives including search engine optimization, website completion, hosted video demonstrations, third party service contacts, tradeshow attendance, as well as blogging and other forms of social media which are driven by technology and mobile flexibility. These efforts and the resulting awareness will be key drivers behind the success of our revenue producing operations.

Business of Issuer

Nuvola, Inc., has created a business plan built upon becoming a premier provider of cloud-based technology, diagnostics, lead generation and fulfillment to installers and service providers of smart home products and appliances.

We employ a subscription-based cloud services model for our services. Our cloud-based platform will give service providers access to diagnostic reports, system failure alerts and warranty information on all of their smart home products, all in one place. This seamless integration of product data will enable service providers to proactively contact their customers for service calls or warranty extensions, boosting customer retention and their bottom line. Additionally, service providers can use the diagnostic reports to recommend cost- and energy-saving products to their customers. This service is currently in place with Bollente’s trutankless™ line of electric tankless water heaters.

The majority of our revenue will be generated through transaction processing and subscription service fees for access and use of our cloud integration platform.

Nuvola, Inc.
October 31, 2014

Marketing plan of operation

In order to begin generating revenue, during the next 12 months, we will focus on developing and implementing a marketing plan that integrates with our website. We believe that using the internet is a great marketing tool not only for providing information on our company, but also for scheduling product demonstrations and web based product sales. We registered the domain name www.nuvolapro.com and have developed a preliminary website. We are working to expand the site to be more comprehensive and intend to have a fully developed website, capable of handling online sales and video based product demonstrations during the second quarter of 2015.

Nuvola’s revenue streams will require an improved web presence in addition to direct marketing to installers and service providers of smart home products and appliances. Below are the Marketing initiatives that we are currently working on, as well as an estimated timeline for completion and the estimated or anticipated costs associated with each.

•
Search engine optimization- we are currently working on inserting keywords that describe our in business in the Meta tags of the websites. This will help put our websites at the top of the search results. We expect this to be complete by the end of the second quarter of 2015. We estimate the cost to be mainly in time.

•
Including our web addresses (URL’s) in directories- we have begun to identify certain online and offline directories we would like to be included in. We expect to complete this by the end of the second quarter of 2015. While some directories are free of charge, others have a small fee. Overall this portion of our business plan may cost up to $200.

•
Making contacts online and in person with installers and service providers of smart home products and appliances- we have been networking through personal networks and have been generally discussing our cloud based technology. While we have not yet made any independent sales, we have fostered interest. This will be an ongoing initiative and there is no cost associated.

•
Developing website based video demonstrations- we have been developing the basic ideas for the video demonstrations, but have not yet filmed or posted anything. We expect this to be completed by the end of the second quarter of 2015. We plan on using personal equipment and post to the website using free online video services, so we estimate the cost to be about $100 to purchase small equipment we may need.

•
Facilitating and participating in online discussions - online blogs and discussion boards is one method we plan to use to foster interest in our product. There are boards about business-to-business cloud integration services and all other kinds of topics that we could participate in. We have not yet begun this process, and it will be an on-going initiative. The cost will be in time.

•
Trade show attendance – we are researching different trade shows locally that we could attend. This will be an on-going initiative and the cost per year may be about $500 - $1,000 depending on whether we simply attend or rent a booth.

Nuvola, Inc.
October 31, 2014

•
Traditional print marketing campaigns- we are making the decision to print traditional brochures and flyers to hand out. We expect the first set of materials to be designed and printed by the end of the third quarter of 2015. We estimate the cost to be around $500.

Currently, our day-to-day operations include researching the best method for online advertising and finding the most applicable directories to include ourselves in. After funding our day to day operations will consist of maintaining the online presence we developed, and developing our sales processes. To date, all of operations have been limited to start up and developmental activities and we have not yet begun providing our cloud based services to any independent customers.

Competition

We face competition in the business-to-business technology solutions services industry by numerous companies whom are already established, have significantly longer operating histories and greater brand recognition as well as, greater financial, management, and other resources.

Our ability to compete successfully depends on multiple factors, both within and outside of our control. The principal factors are:

•	quality of service, including the reliability and quality of the services and solutions we offer;
•	technical functionality, including delivery of innovative solutions and our speed in developing and bringing to market the next generation of services and solutions;
•	global capabilities, including serving customers with operations in multiple countries;
•	price; and
•	customer service, including our responsiveness, availability and flexibility.

Market and Revenue Generation

In order to generate revenues during the next twelve months, we must:

1. Develop and implement a marketing plan – Nuvola’s planned revenue streams will require an improved web presence and improved visibility within the public and private sectors. A major key factor in sales generation will be direct marketing and demonstrations given by Mr. Rassás.

2. Develop and implement a comprehensive consumer information website – For the foreseeable future, the company’s website (www.nuvolapro.com) will be Nuvola’s primary asset and key source of revenue generation. Currently, management is formulating its plan on how best to employ its resources to expanding and improving the website. We are working with web developers/consultants to add to the functionality of our site including:  e-commerce and state-of-the-art visitor tracking capabilities, increased content, forums, blogs, video demonstrations, optimization for search engine rank, as well as renew the look and feel of the site to coincide with our objectives for the Nuvola brand. We have developed our preliminary website, which is not yet fully operational, and are in the process of developing a more advanced site where we can provide more detailed sections regarding our cloud integration services. We have not yet recognized revenues from the website. These efforts and the resulting awareness will be key drivers behind the success of our revenue producing operations.

Nuvola, Inc.
October 31, 2014

Our operations, to date, have been devoted primarily to startup and development activities, which include the following:
•	Formation of the company;
•	Working with graphic artist on a custom logo for Nuvola;
•	Development of our business plan; and
•	Development and implementation of our website.

Nuvola, is a recently established business, with offices at 8800 N. Gainey Center Dr., Suite 270, Scottsdale, AZ 85258.

Employees

We currently have 1 employee which is also an officer of the Company. We also have one independent contractor. We do not have an employment agreement with our sole employee, who we anticipate will devote 15 to 20 hours a week to the Company going forward.

Independent Contractor Agreement

On May 1, 2014, we entered into an Independent Contractor Agreement with Card a Client LLC. Pursuant to the agreement we engaged Derrick Maines as Chief Technology Officer to render services of such, including, but not limited to, business development, software strategy, project management, media relations, software development process strategy and implementation, management of offshore and domestic development and design resources, customer presentations, review and documentation of processes and procedures, and delivery of updates, presentations, written reports, oral reports; and any and all other resulting work product. The term of the agreement is for one year beginning on May 1, 2014. We agreed to compensate Mr. Maines as follows:

i.
Contractor in exchange for 60 hours of consulting services to the Company each calendar month will receive a monthly payment in cash of $2,500 billed at the end of each month and due to the Contractor within seven days,

ii.	Additional performance based consideration, in cash or shares of Nuvola stock, may be awarded to Contractor at the sole discretion of the Company's Board of Directors; and,
iii.
Any Stock-Based Compensation shall be subject to a re-sale restriction for Twelve (12) months from the date of vesting (“Lock-Up Period”). The Contractor shall be restricted from the sale or registration of any shares earned pursuant to the terms of the Agreement during the Lock-Up Period.

Business Development Summary, page 4

5. Where you refer to Bollente, please emphasize your parent’s limited operations, including that it only began generating revenue in 2014 and state the dollar amount of revenues Bollente has received through the most recent reported financial statement period. Also, indicate that Bollente conducts its operations through a staff of three part-time employees. Your references to Bollente’s generation of revenue from the sale of its electric water heater should be accompanied by such factual context regarding the limited scope of its operations.

Nuvola, Inc.
October 31, 2014

Response:  The Company revised its disclosure as follows:

Business Development Summary

Nuvola, Inc. is a development stage company incorporated in the State of Nevada on November 21, 2013. We are currently a wholly-owned subsidiary of Bollente Companies, Inc. (“Bollente”). Bollente’s product is a high quality, whole-house, electric water heater. Bollente conducts its operations through a staff of three part-time employees and has had limited operations to date. They have recently began generating revenues in the first quarter ended March 31, 2014 of $18,026. In the second quarter ended June 30, 2014, they generated $57,481 in revenue. We were formed to serve as the next-generation home automation and intelligence division of the Bollente portfolio companies to provide technical integration, innovation and ongoing revenue streams after the sale of the individual product.  As a B2B technology solutions service, we will provide a cloud-based technology, diagnostics, lead generation and fulfillment to installers and service providers of smart home products and appliances.

Our Industry, page 5

6. With respect to every third-party statement in your prospectus, such as the information attributed to Gartner, Inc., please provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether you commissioned any of the studies or reports. Finally, we note that the Gartner, Inc. report is from 2011. Please confirm that you are not aware of similar reports that have been prepared by the authors you cite, or others, after the dates of this source. If you are aware of any such reports, please confirm that the conclusions do not vary materially from the cited reports and consider including disclosure regarding the continued utility of the report. Lastly, identify the portion of the $2.9 billion market that you reference that you realistically expect to be able to address with proposed offerings.

Response:  The Company has deleted this disclosure as a result of not yet being able to offer the services disclosed in the “Industry” section.

Market and Revenue Generation, page 8

7. Please provide support for your claim that Mr. Rassás has “extensive technology knowledge and entrepreneur skills.” Disclose the nature and scope of his “extensive knowledge” on page 15. Alternatively, delete these claims.

Response:  Mr. Rassás “extensive technology knowledge and entrepreneur skills” is reflected in the positions and industries he’s been involved with. Mr. Rassás has been mentioned in forbes, US World News, Time, and other publications for introducing the first sub 300 Linux computer in late 1990’s with ebiz another company he was a founder of and as CEO took publich which is mentioned in his bio.

Employees, page 9

Nuvola, Inc.
October 31, 2014

8. Please clarify whether you have an employment agreement with Mr. Rassás. If you have such an agreement, please file it and describe its material terms. If you do not have such an agreement, please add a risk factor discussing the risks to your company and its shareholders resulting from the lack of an employment agreement with Mr. Rassás.

Response:  The Company does not have an employment agreement with Mr. Rassás. The following risk factor was added to the amended Form 10:

We do not have an employment agreement with Mr. Rassás and he is involved with other businesses and there can be no assurance that he will continue to provide services to us. Mr. Rassás’ limited time devotion to Nuvola could have the effect on our operations of preventing us from being a successful business operation, which ultimately could cause a loss of your investment.

As compared to many other public companies, we do not have the depth of managerial or technical personnel. Mr. Rassás is currently and may continue to be involved with other businesses.

Mr. Rassás is CEO of Airware Labs, Corp.  This business is Mr. Rassás’ main source of income and therefore requires approximately 25 to 40 hours a week of his time.  Mr. Rassás is planning on allocating an additional 15 to 20 hours a month to the affairs of Nuvola; however there can be no assurance that he will continue to provide services to us. Mr. Rassás will devote only a portion of his time to our activities. Mr. Rassás outside employment does not create a material risk of conflicts of interest with Nuvola.

We do not have an employment agreement with Mr. Rassás, therefore, he could terminate his employment with us at any time. The loss of Mr. Rassás could seriously harm our business.

9. On page 25 you state that Mr. Rassás currently serves as CEO of Airwave Labs, Corp. In light of his involvement with another business, please specify the minimum amount of time per week that he devotes to your company. If Mr. Rassás works less than full time for the company, please include a risk factor indicating the amount of time that he dedicates to the company and discuss any related material risks to the company and investors. Also, please address in the risk factor whether Mr. Rassás’ outside employment creates a material risk of conflicts of interest with the company and, if so, how such conflicts will be resolved.

Response:  The Company revised its disclosure to add the following and also added the above risk factor (see response to comment #8).

Employees

We currently have 1 employee which is also an officer of the Company. We also have one independent contractor. We do not have an employment agreement with our sole employee, who we anticipate will devote 15 to 20 hours a month to the Company going forward.

Independent Contract Agreement, page 9

10. Please file the agreement with Card a Client LLC pursuant to which Mr. Maines is engaged as your Chief Technology Officer.

Nuvola, Inc.
October 31, 2014

Response:  The Company filed the agreement as Exhibit 10.4.

The Spin-Off

Reasons for Furnishing this Information Statement, page 13

11. The information statement appears to have been mailed on September 18, 2014. Please advise us how you plan to provide your shareholders with updated information about the transaction, and when. Take care to distinguish between references to this registration statement and to the information statement.

Response:  The Company intends to mail out revised information statements or shareholder letters to provide the shareholders with updated information about the transaction when material changes to the transaction have been made.

Item 1A. Risk Factors

Risks Relating to the Spin-Off, page 14

12. Please tell us what consideration you have given to including a risk factor that discusses that Bollente’s creditors, or other parties, may challenge the distribution of your shares by Bollente under fraudulent conveyance, or other similar, laws and describing the potential adverse consequences of such creditor action.

Response:  The Company revised its disclosure to add the following risk factor:

The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.

The separation is subject to review under various state and federal fraudulent conveyance laws. Under these laws, if a court in a lawsuit by an unpaid creditor or an entity vested with the power of such creditor (including a trustee or debtor-in-possession in a bankruptcy by us or Bollente or any of its subsidiaries) were to determine that Bollente or any of its subsidiaries did not receive fair consideration or reasonably equivalent value for distributing our common stock or taking other action as part of the separation, or that we did not receive fair consideration or reasonably equivalent value for incurring indebtedness, transferring assets or taking other action as part of the separation and, at the time of such action, we, Bollente or any of its subsidiaries (i) was insolvent or would be rendered insolvent, (ii) had reasonably small capital with which to carry on its business and all business in which it intended to engage or (iii) intended to incur, or believed it would incur, debts beyond its ability to repay such debts as they would mature, then such court could void the separation as a constructive fraudulent transfer. The court could impose a number of different remedies, including voiding our liens and claims against Bollente, or providing Bollente with a claim for money damages against us in an amount equal to the difference between the consideration received by Bollente and the fair market value of our Company at the time of the separation.

Nuvola, Inc.
October 31, 2014

The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction’s law is applied. Generally, however, an entity would be considered insolvent if the present fair saleable value of its assets is less than (i) the amount of its liabilities (including contingent liabilities) or (ii) the amount that will be required to pay its probable liabilities on its existing debts as they become absolute and mature. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that we, Bollente or any of its subsidiaries were solvent at the time of or after giving effect to the spin-off, including the distribution of our common stock.

Under the Separation and Distribution Agreement, from and after the separation, each of Bollente and we will be responsible for the debts, liabilities and other obligations related to the business or businesses which it owns and operates following the consummation of the separation, and each of Bollente and we will assume or retain certain liabilities for the operation of our respective businesses prior to the spin-off and certain liabilities related to the spin-off. Although we do not expect to be liable for any such obligations not expressly assumed by us pursuant to the Separation and Distribution Agreement, it is possible that a court would disregard the allocation agreed to between the parties, and require that we assume responsibility for obligations allocated to Bollente, particularly if Bollente were to refuse or were unable to pay or perform the subject allocated obligations.

We have no history as an independent public company…, page 14

13. Please revise this risk factor to quantify the anticipated minimum amount of increased expenses you will incur in connection with complying with your SEC reporting obligations.

Response:  The Company revised the risk factor to add the following:

After the spin-off, we will become obligated to file with the SEC annual and quarterly information and other reports. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. We anticipated the minimum amount of increased expenses we will incur in connection with complying with our SEC reporting obligations is $42,500 annually.

Our accounting and other management systems and resources may not be adequately…, page 14

14. Please revise the caption and body of this risk factor to inform potential investors that management will not be required to conduct an evaluation of the effectiveness of its internal controls over financial reporting until the fiscal year for which your second annual report is due. Also, state that so long as you remain a smaller reporting company, you will be exempt from the auditor attestation requirements concerning management's reports on effectiveness of internal controls over financial reporting.

Response:  The Company revised the risk factor as follows:

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the spin-off. Management will not be required to conduct an evaluation of the effectiveness of our internal controls over financial reporting until the fiscal year for which our second annual report is due. If we are unable to achieve and maintain effective internal controls, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Nuvola, Inc.
October 31, 2014

Our financial results previously were included within the consolidated results of Bollente. As a result of the spin-off we will be directly subject to reporting and other obligations under the Exchange Act, including Section 404 of the Sarbanes-Oxley Act of 2002, which will require, beginning with the filing of our Annual Report on Form 10-K, annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources. To comply with these requirements, we anticipate that we will need to upgrade our systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. We expect to incur additional annual expenses related to these steps, and those expenses may be significant. Management will not be required to conduct an evaluation of the effectiveness of our internal controls over financial reporting until the fiscal year for which our second annual report is due. In addition, as long as we remain a smaller reporting company, we will be exempt from the auditor attestation requirements concerning management’s reports on effectiveness of internal controls over financial reporting.

Risks Relating to Our Industry and Our Business, page 15

15. Please include a separate risk factor that discusses the minimum period of time you will be able to conduct planned operations using currently available capital resources and the extent to which you currently use capital resources in your operations on a monthly basis. Alert investors to the minimum additional capital you estimate is necessary to fund planned operations for a 12-month period from the effective date. Please include a corresponding discussion in the liquidity and capital resources section of your management’s discussion and analysis.

Response:  The Company revised its disclosure as follows:

The Company added the following risk factors:

Risks Relating to Our Industry and Our Business

Our present limited operations have not yet proven profitable.

To date we have not shown a profit in our operations. We do not presently have any other customers other than Bollente. We cannot assure that we will achieve or attain profitability in 2014 or at any other time. If we cannot achieve operating profitability, we may not be able to meet our working capital requirements, which will have a material adverse effect on our business operating results and financial condition.

We will need additional capital to finance our operations, which we may not be able to raise or it may only be available on terms unfavorable to us and or our stockholders. This may result in our inability to fund our working capital requirements and harm our operational results.

Nuvola, Inc.
October 31, 2014

Current cash on hand and the other sources of liquidity will not be sufficient enough to fund our operations in the ordinary course of business through fiscal 2014. Our monthly expenses range between $10,000 and $25,000. We will need to raise $125,000 in additional funds to expand our operations for a twelve month period. We plan to raise additional funds through private placements, registered offerings, debt financing or other sources to maintain and expand our operations. Adequate funds for this purpose on terms favorable to us may not be available, and if available, on terms significantly more adverse to us than are manageable. Without new funding, we may be only partially successful or completely unsuccessful in implementing our business plan, and our stockholders will lose part or all of their investment.

The Company added the following to the liquidity and capital resources section:

Current and Future Sources of Liquidity

Our principal sources of liquidity are capital investments, cash flows generated from operations and our existing cash and cash equivalents. At June 30, 2014, we had cash and cash equivalents of $155.

Cash and cash equivalents currently on hand are not sufficient to continue operations for the next twelve months. Our monthly expenses range between $10,000 and $25,000. We expect that continued focus on acquiring new customers will enable us to increase profitable revenues from operating activities. Our only source of monthly revenue is pursuant to our Software and Services License Agreement with Bollente. If we do not generate sufficient cash from operations, we have the ability to reduce certain expenses depending on the level of business operation. We will need to raise $125,000 in additional funds to expand our operations for a twelve month period.

We plan to raise additional funds through private placements, registered offerings, debt financing or other sources to maintain and expand our operations. Adequate funds for this purpose on terms favorable to us may not be available, and if available, on terms significantly more adverse to us than are manageable. Without new funding, we may be only partially successful or completely unsuccessful in implementing our business plan.

We depend on software and technology licensed to us by third parties…, page 18

16. It appears that this risk factor should focus on the license agreement described on page 29. In your response letter, tell us whether you are dependent upon software and technology licensed by third parties other than Bollente. Also, tell us the basis of your statement on page 20 asserting that you have made significant investments in software research and development and product development. The financial statements do not appear consistent with this statement.

Response:  The Company deleted both risk factors. The Company does not have any software and technology licensed to them by third parties. The Company has not made significant investments in software research and development and product development.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Six Months Ended June 30, 2014, page 22

Nuvola, Inc.
October 31, 2014

17. Please describe the related party transaction with your parent, Bollente, which generated the only revenues you reported in this period. Additionally, please describe the nature of the professional services you received in exchange for $174,105.

Response:  The Company revised this section as follows:

Results of Operations for the Six Months Ended June 30, 2014

Revenues

During the six months ended June 30, 2014, we generated $6,200 in revenues pursuant to our Software and Services License Agreement with Bollente (related party), and incurred a net loss of $15,965.

On May 1, 2014, the Company entered into a Software and Services License Agreement with Bollente. Pursuant to the agreement, Nuvola granted to Bollente, a non-exclusive, non-transferable license to use the cloud diagnostic software, database, and source code relating to the 5 SKU’s of trutankless® model water heaters (the “Software”). Bollente may use the Software for its own use. The term of the agreement is for one year beginning on May 1, 2014 and will continue thereafter unless terminated by written agreement by both parties. Bollente will pay Nuvola a monthly fee, due on the 1st of each month as follows:

•	1 to 4,999 Units $3,100 per month
•	5,000 to 9,999 Units $4,500 per month
•	10,000 to 24,999 Units $5,800 per month

Expenses

Operating expenses totaled $177,165 during the six months ended June 30, 2014. The operating expenses consisted of general and administrative of $3,060 and professional fees of $174,105. The nature of the professional fees is $4,500 in accounting, $33,000 in consulting, $135,000 in legal and $1,605 in EDGAR filings.

Liquidity and Capital Resources, page 22

18. Please describe the capital investments you state you have received from Bollente since inception, discuss the material terms of the $13,000 loan from Bollente and file that agreement as an exhibit.

Response:  The Company revised its disclosure to describe the capital investments from Bollente as follow:

Liquidity and Capital Resources

Since inception, we have financed our cash flow requirements through capital investments from Bollente and through funds from 8% convertible notes.  As of December 2013, the Company received a loan from Bollente totaling $13,000.  The loan has 0% interest, is unsecured and is due upon demand. We do not have a loan document.  As of June 30, 2014, the Company received another loan from Bollente totaling $73,000. The loan has 0% interest, is unsecured and is due upon demand. We do not have a loan document.

Nuvola, Inc.
October 31, 2014

On November 21, 2013, we issued 500,000 shares of our restricted common stock to Bollente in exchange for reimbursement of incorporation costs totaling $500.

On August 15, 2014, we issued 248,224 shares of our restricted common stock to Bollente as part of conversion of debt of $248.22.

On October 9, 2014, we issued 28,191 shares of our restricted common stock to Bollente as part of conversion of debt of $28.191.

In June of 2014, we issued $200,000 aggregate principal amount of 8% convertible notes to accredited investors only. The convertible notes bear interest of 8% per annum with principal and interest due and payable on June 1, 2015 (“Maturity Date”). The convertible notes are convertible at the option of the holder into common stock at a conversion price of $0.50 per share at any time prior to the Maturity Date.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 24

19. Item 403(b) requires that you present the beneficial ownership of all directors and executive officers as a group. Please remove shares beneficially owned by any principal stockholders that are not also directors or executive officers from the last row of this table.

Response:  The Company revised this section as follows:

Security Ownership of Management
Name of Beneficial Owner	Number Of Shares	Percent
Jeffrey I. Rassás	25,000	3.3%
Robertson J. Orr	28,316	3.6%

All Directors and Officers as a Group	53,316	6.8%

Security Ownership of Certain Beneficial Owners
Name of Beneficial Owner	Number Of Shares	Percent
Jim Burns & Lynn Burns JT TEN	55,000	7.3%

All Principle Stockholders as a Group	55,000	7.3%

20. Please tell us whether any of the holders of the 2014 convertible notes are entitled to receive in excess of 5% of the outstanding shares of common stock upon conversion of their convertible notes, and if so, expand the beneficial ownership table accordingly. Additionally, please tell us whether Mr. Rassás’ beneficial ownership calculation includes shares underlying his convertible promissory note and whether that note is convertible within 60 days.

Response:  No, none of the holders of the 2014 convertible notes are entitled to receive in excess of 5% of the outstanding shares of common stock upon conversion of their convertible notes. Mr. Rassas does not have a convertible promissory note. The disclosure was corrected to reflect that Bollente is the holder of the promissory note.

Nuvola, Inc.
October 31, 2014

Item 5. Directors and Executive Officers

Duties, Responsibilities and Experience, page 25

21. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director. See Item 401(e) of Regulation S-K.

Response:  The Company revised its disclosure to add the following for each director:

Because of Mr. Rassás’ significant business experience, he provides our board with the valuable business industry expertise.

Because of Mr. Orr’s significant business experience, he provides our board with the valuable business industry expertise.

Jeffrey I. Rassás, page 25

22. Please revise to provide context for your statement that Mr. Rassás served as CEO and President of YouChange Holdings Corp., a publicly traded company. In this regard, it appears that YouChange became a public company on March 30, 2010 as the result of a reverse merger, Mr. Rassás served as the CEO of YouChange from July 19, 2010 to October 17, 2012 and YouChange was a developmental-stage company that had just over $100,000 in revenue during his term. Additionally, please describe specific accomplishments, in quantitative as well as qualitative terms, that support your statements of the successes of Mr. Rassás with Global Alerts and its subsidiaries.

Response:  The company revised Mr. Rassás bio as follows:

Jeffrey I. Rassás, has served as President, Secretary, Treasurer, and a Director of Nuvola, Inc. since inception on November 21, 2013. From December of 2011 to present, Mr. Rassás has served as CEO of Airware Labs, Corp., where he successfully developed and implemented a turnaround plan which included rebranding, launch and retail distribution of the patented Class 1 Medical Nasal Dilator Device. From 2006 to 2011, Mr. Rassás served as CEO and President of YouChange Holdings Corp., (publicly traded/YCNG) a development stage public company that Mr. Rassas merged later with his previous company, Infinity Resources Holdings Corp in 2012 changing it’s name to Quest Resources Holdings Corp (now publicly traded on NASDAQ/QRHC). Additionally, from 2006 to 2011, Mr. Rassás served as CEO and President of Global Alerts, holding company for Earth911.com and Pets911.com and Quest Recycling Services which was later named, Infinity Resources Holdings Corp.  Mr. Rassas with other investors acquired the assets of Earth911.com, Pets911.com and Amberalert.com from a bankruptcy sale where he sold off AmberAlert and Pets911 for a substantial return and built a team to grow Earth911.com into the nations leading environmental and sustainability resource with millions of visitors a year to the website which was also featured on Oprah several times.

Involvement in Certain Legal Proceedings, page 26

23. Please remove the knowledge qualifier and revise the text under this heading to conform to Item 401(f) of Regulation S-K.

Nuvola, Inc.
October 31, 2014

Response:  The Company revised its disclosure to delete “to the best of our knowledge” from the introductory paragraph.

Executive Compensation

Future Compensation, page 28
24. Please revise this section to explain the arrangements for compensation that have been agreed upon and the periods for which any payments have been deferred. In this regard, it is unclear whether you owe Mr. Rassás compensation for prior periods and are continuing to accrue such obligations over time. If Mr. Rassás is entitled to payments for deferred compensation, please clarify the amounts of these obligations. Compensation amounts should appear on the summary compensation table.

Response:  The Company deleted the sentence which mentions deferring compensation because it was in there in error. That section now reads as follows:

Future Compensation

Mr. Rassás has agreed to provide services to us without compensation until such time as there are either sufficient funds from operations, or alternatively, that funds are available through private placements or an offering in the future.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 28

25. Please discuss the material terms of your $135,000 loan to a subsidiary of Bollente under this heading. It appears that the source of the funds loaned to your parent was the money received from the convertible note investors. Please disclose this, if true. Additionally, please tell us what consideration you have given to filing the agreement covering the loan to Bollente’s subsidiary as an exhibit.

Response:  The Company revised its disclosure to add the following:

Note Receivable

As of June 30, 2014, we loaned $135,000 (of the $200,000 funds received from the convertible note investors) to Bollente to assist with short term financing. The loan amount is due upon demand, has 0% interest and is unsecured. We do not have a formal promissory note from Bollente.

26. Please revise the discussion of your November 2013 loan from Bollente to provide all of the information required by Item 404(a)(5) of Regulation S-K. In this regard, we note that page F-11 of your financial statements states that the indebtedness was $73,100 as of June 30, 2014.

Response:  The Company revised the disclosure as follows:

Note Payables

As of December 2013, the Company received a loan from Bollente totaling $13,000.  The loan has 0% interest, is unsecured and is due upon demand. We do not have a loan document.

Nuvola, Inc.
October 31, 2014

As of June 30, 2014, the Company received another loan from Bollente totaling $73,000. The loan has 0% interest, is unsecured and is due upon demand. We do not have a loan document.

Item 10. Recent Sales of Unregistered Securities, page 32

27. You issued 248,224 shares of common stock to Bollente in exchange for reimbursement totaling $248.22. Please describe the loan or other transaction to which this reimbursement relates.

Response:  The Company revised the disclosure to read as follows:

On August 15, 2014, we issued 248,224 shares of our restricted common stock to Bollente as part of conversion of debt of $248.22.

On October 9, 2014, we issued 28,191 shares of our restricted common stock to Bollente as part of conversion of debt of $28.191.

28. Please discuss your June 2014 issuance of convertible notes under this heading. Ensure that you provide all of the information required by Item 701 of Regulation S-K.

Response:  The Company revised its disclosure to include a discussion of the June 2014 issuances of convertible notes as follows:

In June of 2014, we issued $200,000 aggregate principal amount of 8% convertible notes to accredited investors only. The convertible notes bear interest of 8% per annum with principal and interest due and payable on June 1, 2015 (“Maturity Date”). The convertible notes are convertible at the option of the holder into common stock at a conversion price of $0.50 per share at any time prior to the Maturity Date.

Item 12. Indemnification of Directors and Officers, page 33

29. Provide a brief summary of the relevant sections of your articles of incorporation, bylaws and Nevada corporate law that permit or require the indemnification of your officers and directors.

Response:  The Company revised its disclosure to add the following:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

No director of Nuvola will have personal liability to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director since provisions have been made in our Articles of Incorporation limiting such liability. The foregoing provisions shall not eliminate or limit the liability of a director for:

·	any breach of the director’s duty of loyalty to us or our stockholders
·	acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law

Nuvola, Inc.
October 31, 2014

·	or under applicable Sections of the Nevada Revised Statutes
·	the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes or,
·	for any transaction from which the director derived an improper personal benefit.

The Bylaws provide for indemnification of our directors, officers, and employees in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees if they were not engaged in willful misfeasance or malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for our best interests. The Bylaws, therefore, limit the liability of directors to the maximum extent permitted by Nevada law (Section 78.751).

Our officers and directors are accountable to us as fiduciaries, which means, they are required to exercise good faith and fairness in all dealings affecting Nuvola. In the event that a stockholder believes the officers and/or directors have violated their fiduciary duties, the stockholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the stockholder’s rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management. Stockholders, who have suffered losses in connection with the purchase or sale of their interest in Nuvola in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from us.

Item 15. Financial Statements and Exhibits

Exhibit Index, page 34

30. Your exhibit index states that the consent of De Joya Griffith, LLC has been filed as Exhibit 23.1; however, no such exhibit was filed. Please reconcile this discrepancy.

Response:  The Company deleted the reference to Exhibit 23.1 from the exhibit index. Such exhibit is not required in a Form 10 filing.

In connection with the response to your comments, Nuvola, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact me at 619-704-1310.

/s/ Donald J. Stoecklein
Stoecklein Law Group, LLP